Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-290047 and 333-291897) on Form S-8 of CID Holdco, Inc. of our report dated June 25, 2025, which included an explanatory paragraph as to the entity's ability to continue as a going concern, with respect to the consolidated balance sheet of SEE ID, Inc. dba Dot Ai as of December 31, 2024, the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2024, and the related notes, before the effects of the retrospective adjustments and revisions described in Notes 2, 3, 4 and 11, which have been subjected to audit procedures by the successor auditor whose report appears in the year ended December 31, 2025 annual report on Form 10-K of CID Holdco, Inc.

/s/ Berkowitz Pollack Brant Advisors + CPAs

PCAOB ID Number: 52

Miami, Florida
March 11, 2026